SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

____ 1 ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Cherokee Nation Entertainment (CNE) Expands Implementation of NICE IP Video Surveillance Solutions, Dated September 8, 2009.

99.2 Press Release: Major Global Bank Places $4 Million Follow-on Order to Standardize on NICE Following Market Consolidation, Dated September 16, 2009.

99.3 Press Release:, NICE Introduces NiceVision eXpress, Delivering Enterprise-class Cost-effective Video Surveillance for Small and Mid-sized Deployments, Dated September 21, 2009.

.

____ 2 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Eran Porat

________________________________

Name: Eran Porat

Title: Corporate Vice President Finance

Dated:  October 7, 2009

____ 3 ____

EXHIBIT INDEX

99.1 Press Release: Cherokee Nation Entertainment (CNE) Expands Implementation of NICE IP Video Surveillance Solutions, Dated September 8, 2009.

99.2 Press Release: Major Global Bank Places $4 Million Follow-on Order to Standardize on NICE Following Market Consolidation, Dated September 16, 2009.

99.3 Press Release: NICE Introduces NiceVision eXpress, Delivering Enterprise-class Cost-effective Video Surveillance for Small and Mid-sized Deployments, Dated September 21, 2009.

.

.

____ 4 ____

Cherokee Nation Entertainment (CNE) Expands Implementation of NICE IP Video Surveillance Solutions

CNE benefits from NICE IP capabilities, flexibility and ease-of-use

Ra`anana, Israel, September 08, 2009 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has received follow on orders from Cherokee Nation Entertainment (CNE) for its NiceVision video surveillance solution. The new orders are part of a 7-digit casino upgrade project that CNE initiated last year to replace various video surveillance systems and standardize on NICE`s IP-capable video surveillance technology. The upgrade orders were received through NICE partner IK Systems, Inc. (Victor, New York), the system integrator for the CNE project.

Cherokee Nation Entertainment, a major casino operator in Oklahoma, is transitioning to IP and megapixel cameras in addition to video surveillance technology capable of supporting its various casino environments and enabling a smooth IP migration.  CNE`s NICE solution, which includes NiceVision Net IP, Network Video Recorders (NVRs), encoders, and a NICE Virtual Matrix for video management, is currently being installed at two CNE casinos - the Hard Rock Hotel & Casino Tulsa, and the Cherokee Casino West Siloam Springs casino which utilizes one hundred percent megapixel and IP cameras. Combined, the two properties have in excess of 1,600 analog, IP and megapixel cameras which will all be managed and recorded using the new NICE video surveillance technology.

"After testing many different software packages we felt that NICE was the best solution for our environment," said Brandon Hill, Senior Manager of Corporate Surveillance for CNE. "Converting to NICE allows us to narrow our software packages to a single operating unit company wide. From our very large properties to our smaller properties, NICE is able to adapt to our various needs, offering the best solution. We appreciate the support we receive with the NICE technology, the user friendliness that it offers, and the adaptability of the NICE security solutions to our individual property demands."

"We are very pleased that Cherokee Nation Entertainment decided to standardize on our IP-capable video surveillance solutions. CNE joins the ranks of the hundreds of casinos worldwide that have entrusted NICE for their surveillance and security needs," said Chris Wooten, President, Security Division Americas, NICE. "Upgrading to NICE Systems` NiceVision solution will afford CNE the benefit of leveraging its existing investments while making the transition to megapixel and IP," Wooten added.

About Cherokee Nation Entertainment (CNE)

Cherokee Nation Entertainment (CNE) is the retail, gaming, entertainment, hospitality and tourism segment of Cherokee Nation. Wholly owned by the Cherokee Nation, CNE operates seven casinos in Tulsa, Roland, West Siloam Springs, Fort Gibson and Tahlequah including Will Rogers Downs, a 236-acre horse racetrack in Claremore, three hotels, two golf courses and many other retail operations in northeast Oklahoma. CNE`s profits now top $116 million and the company employs more than 3,400 people, making it one of the largest employers in northeast Oklahoma. Learn more about Cherokee Nation Entertainment at http://www.cherokeestarrewards.com/.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About IK Systems, Inc.

IK Systems, Inc. is a privately owned industry leading provider of integrated hardware, software and network based solutions for surveillance, security and communication. Since 1986, IK has been committed to developing and implementing solutions that help organizations solve problems and achieve their objectives. More information is available at http://www.iksystems.com/.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 5 ____

Major Global Bank Places $4 Million Follow-on Order to Standardize on NICE Following Market Consolidation

NICE selected as vendor of choice for supporting efficient IP-enabled data center consolidation and to support increased call volumes

Ra`anana, Israel, September 16, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that a major global bank placed a $4 million follow-on order to standardize on the NICE SmartCenter suite.  Following the acquisition last year of another bank as part of the consolidation in the financial services sector, the bank has selected NICE as vendor of choice and is replacing another vendor`s systems with solutions from the NICE SmartCenter suite, for implementation at two additional VoIP contact centers with thousands of agents.  NICE was selected to improve the customer experience, agent performance, and compliance risk management.  The bank selected NICE to support a major IP-enabled data center consolidation move and to provide enhanced capabilities in handling increased call volumes.

As an existing NICE customer, the global bank will standardize on NICE SmartCenter solutions including NICE Interaction Recording and NICE Quality Management to effectively manage millions of calls with customers every year at its banks. After an extensive evaluation process, in addition to already using NICE Smart center elements, this major bank decided to add NICE Interaction Recording and NICE Quality Management at the acquired bank as well.  Both are part of the NICE SmartCenter suite.

Zeevi Bregman, President and Chief Executive Officer, NICE Systems, said: "The recent strategic decision made by this world-class financial institution to standardize on NICE SmartCenter in a VoIP environment is another validation of NICE`s market share leadership and being the preferred vendor when companies are seeking best of breed and best of suite capabilities for managing their customer interactions and transactions in contact centers.  This prestigious US bank selecting NICE as their vendor of choice for their major data center consolidation, and for effectively managing compliance and risk as well as increasing operational efficiency."

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

-###

____ 6 ____

NICE Introduces NiceVision eXpress, Delivering Enterprise-class Cost-effective Video Surveillance for Small and Mid-sized Deployments

Leverages core market-leading technology for an IP-capable, easy to deploy, expandable solution and enhances partnership with System Integrators for additional joint product distribution opportunities

Ra`anana, Israel, September 21, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced the release of its NiceVision eXpress IP video surveillance solution designed for small- and mid-sized deployments.

"NICE`s `entry to enterprise` strategy with NiceVision eXpress is aligned with today`s security market needs," said Bill Bozeman, CEO of the PSA Security Network. "Just because a security organization starts off small with their initial video surveillance deployment, doesn`t mean they should have to settle for less. Now they can have the best of both worlds by investing in a solution that is easy and cost effective to implement, yet fully upgradeable to enterprise-class capabilities." The PSA Security Network is the world`s largest electronic security cooperative with members responsible for over $1.7 billion annually in security, fire, and life safety installations. Its members are leading security systems integrators who specialize in the design, installation, integration, and maintenance of access control, video surveillance, intrusion detection, fire, and life safety systems.

NiceVision eXpress is designed for organizations that need to monitor, record and manage video surveillance networks for small- and mid-sized deployments in a cost efficient manner while leveraging the core technology of NICE`s market-leading, enterprise-class NiceVision solution. NiceVision eXpress supports IP, megapixel, analog and hybrid environments, enabling a seamless upgrade path and investment protection, allowing organizations to expand their capacity and capabilities as their needs grow. Available as a software only solution or turnkey solution that can be hosted on a single server, NiceVision eXpress integrates with third party access control systems and other security systems, and is compatible with NICE`s existing line of world-class NVRs, DVRs and encoders.

"We are excited about the introduction of NiceVision eXpress. NiceVision eXpress rounds out our NiceVision product line perfectly with a solution tailored to System Integrators who cater to the needs of customers with small and mid-sized projects," said Chris Wooten, President, Security Division Americas, NICE. "We expect NiceVision eXpress to yield significant benefits for both Systems Integrators and customers. Customers at the entry level can get an enterprise-class video surveillance solution, and System Integrators can offer a premium, upgradeable, entry level solution at a competitive price."

NiceVision eXpress is being introduced in NICE`s booth #1349 at the 2009 ASIS International 55th Annual Seminar and Exhibits in Anaheim, California. NiceVision eXpress will be made available to customers in North America through select Systems Integrators.

More information about NiceVision eXpress is available at: www.nice.com/nicevision_express.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____ 7 ____